BROWNRUDNICK

**DOROTHY L. PUZIO**
Counsellor at Law

*direct tel:* 617.856.8117
*direct fax:* 617.289.0482
dpuzio@brownrudnick.com

www.brownrudnick.com

One
Financial
Center
Boston
Massachusetts
02111
*tel* 617.856.8200
*fax* 617.856.8201

RECEIVED
2006 OCT -3 A 9:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 26, 2006

SUPPL

06017237

***VIA OVERNIGHT MAIL***

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

**RE: Supplemental Documents in connection with 12g3-2(b) Filing (file no. 82-34875)**
**Option N.V. (the "Company")**

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. On behalf of the Company, please find enclosed for filing the following supplemental document required under Rule 12g3-2(b):

Subsequent Declaration of Interest by S.A. BIP Investment Partners (25 September 2006)

Please kindly acknowledge your receipt of the foregoing document by stamping the enclosed copy of this letter and returning the same to my attention in the enclosed self-addressed stamped envelope. If you have any questions regarding this matter, please do not hesitate to contact me at the number above.

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: ______________________
Dorothy L. Puzio, Esq.

Enclosures

cc: Frederic Convent, CFO (via email)
Lawrence M. Levy, Esq. (via email)
Mark A. Dorff, Esq. (via email)
James E. Bedar, Esq. (via email)
Jenny E. Mercado, Esq. (via email)

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

# 1455464 v1 - PUZIODL - 019086/0003

## Form B: subsequent declaration of interest held in a listed company
## Consequently a percentage change or updating



The following are summary English translations of filings originally submitted in French on Form B (Form B: subsequent declaration of interest held in a listed company consequently a percentage change or updating). A full translation of Form B (obtained from the website of the Belgian Banking, Financing and Insurance Commission http://www.cbfa.be/eng/gv/ah/circ/pdf/formb_04-04.doc) is attached hereto as Exhibit A.

Summary translations:

| | Name of person(s) Making declaration | Date | Summary of Declaration |
|---|---|---|---|
| | S.A. BIP Investment Partners<br>L-1356 Luxembourg<br>Jerome Wittamer,<br>Senior Investment Manager; and<br>Jean Medernach, Finance Director | 25 September 2006 | Purchase of 249,600 shares, resulting in an increase of total holdings from 1,280,400 shares (3.1%) to 1,530,000 shares (3.7%). |

**EXHIBIT A**

CHAPTER I - LAW OF 2 MARCH 1989

**Form B : subsequent declaration of interest held in a listed company consequently a percentage change or updating**[1]

0. **To be sent to:**
   - the listed company concerned
   - Banking, Finance and Insurance Commission
     Supervision of Financial Information and Markets
     For the attention of Mr. G. Delaere
     Rue du Congrès 12-14, 1000 BRUSSELS - BELGIUM
     Fax: +32 2 220 59 03 – e-mail: fmi.fin@cbfa.be

1. **Name of company concerned :** ..........................................................................................................

2. **Details of the person making the declaration**[2] in the capacity as declarant acting for own account / in the capacity as declarant acting on behalf of a third party[3] / in the capacity as agent[4]

   a) *natural person*
   surname + first name ..........................................................................
   address ..........................................................................
   ..........................................................................
   phone number (optional) ..........................................................................

   b) *legal person*
   legal form + company name ..........................................................................
   registered office ..........................................................................
   ..........................................................................
   phone number ..........................................................................
   fax number ..........................................................................
   name and capacity of the ..........................................................................
   signatory of the declaration ..........................................................................

3. **Items covered by the declaration**

Preliminary remarks
Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[5];
- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

---

[1] See Article 8, § 2, and Article 8, § 4, of the Royal Decree of 10 May 1989.
[2] Cross out what is not appropriate.
[3] I.e. where a third party holds rights for the account of another person.
[4] Each time a person who is subject to declaration entrusts this task to another person.
[5] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

Subsequent declaration of interest

*Table I : general information*

| | |
|---|---|
| Name of the company concerned | |
| Rights held by / for the account of[1] (cross out what is not appropriate) | * |
| Related to | |
| Acting in concert with | |
| Date of completion of the situation giving rise to the declaration | |
| Sources relating to the denominator | |

[1] Where a third party holds rights for the account of another person.

* For natural persons: surname and first name + address; for legal persons: legal form, company name and address of registered office.

*Table II : calculation of the stake*

| | previous declaration | | modification (+ or -) | new declaration | |
|---|---|---|---|---|---|
| | numerator | % [2] | numerator | numerator | % |
| 1. **Effective voting rights** attaching to securities<br>• representing the capital<br>• not representing the capital | | | | | |
| 2. **Future voting rights**, potential or not, resulting from<br>• rights and commitments for conversion into or subscription of **securities to be issued**, viz.:<br>◊ bond conversions<br>◊ loan conversions<br>◊ exercise of warrants<br>◊ others (give details as appropriate) | | | | | |
| • rights and commitments for acquisition of **issued securities**, viz.:<br>◊ options<br>◊ warrants relating to issued securities<br>◊ commitments arising from a contract<br>◊ others (give details as appropriate) | | | | | |
| Total | | | | | |
| Mention<br>Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses:<br>• bond conversion<br>• exercise of warrants<br>• others (give details as appropriate) | | | | | |

| For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period |
|---|
| (Type + waiting/exercise period) |

[2] This percentage is to be calculated on the basis of the denominator used in the preceding declaration.

## 4. Description of the denominator

| | |
|---|---|
| 1. **Effective voting rights** attaching to securities<br>• representing the capital<br>• not representing the capital | |
| 2. **Future voting rights**, potential or not, resulting from rights and commitments for conversion into or subscription of **securities to be issued**, viz.:<br>◊ bond conversions<br>◊ loan conversions<br>◊ exercise of warrants<br>◊ others (give details as appropriate) | |
| Total | |

5. **Additional information to be provided if the number of securities held is equal to or greater than 20 %** (see Article 8, § 1, paragraph 3, of the Royal Decree of 10 May 1989)

a. Description of the overall strategy in the course of which the acquisition or sale is made:

b. Number of securities rights acquired during the 12 months preceding this declaration, and manner of acquisition:

| | number | manner of acquisition |
|---|---|---|
| 1. **Effective voting rights** attaching to securities<br>• representing capital<br>• not representing capital | | |
| 2. **Future voting rights**, potential or not, resulting from<br>• rights or commitments for conversion into or subscription of **securities to be issued,** viz.:<br>◊ bond conversions<br>◊ loan conversions<br>◊ exercise of warrants<br>◊ others (give details as appropriate) | | |
| • rights and commitments for subscription or acquisition of issued securities, viz.:<br>◊ options<br>◊ warrants relating to issued securities<br>◊ commitments arising from a contract<br>◊ others (give details as appropriate) | | |

**6. Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration** (optional)

Done on .................................. in.............................................

... ... ... ... ... ... ... ... ...
(signature)

**Annexes to be sent only to the Banking, Finance and Insurance Commission** (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.